                                                                    EXHIBIT 12.1

                                   C&A Floorcoverings, Inc.
                       Calulation of Ratio of Earnings to Fixed Charges
                       ------------------------------------------------


                                                        Jan-93  Jan-94  Jan-95   Jan-96  Jan-97
                                                        ------  ------  ------   ------  ------
Pre-Tax Income                                          12,219  10,347  19,449   16,330  20,418

Fixed charges:
Interest:
   Net Interest Expense                                     35       0       0        0       0
   Interest Income                                           0       0       0        0       0
   Loss on Sale of Receivables                               0       0   1,261    3,269   3,489
Interest Component of rental expense                       117     130     160      218     269
                                                           ---     ---   -----    -----   -----
   Total fixed charges                                     152     130   1,421    3,487   3,758
                                                        ======  ======  ======   ======  ======
Total Earnings                                          12,371  10,477  20,870   19,817  24,176
                                                        ======  ======  ======   ======  ======
Ratio of Earning to Fixed Charges                         81.1    80.4    14.7      5.7     6.4
                                                        ======  ======  ======   ======  ======
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For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, loss on sale of receivables and the portion of operating lease rental expense that is representative of the interest factor.